UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Consolidated Graphics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
209341 10 6
(CUSIP Number)
Joe R. Davis
5858 Westheimer, Suite 200
Houston, Texas 77057
(713) 339-0977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:

Ricardo Garcia-Moreno
Haynes & Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
(713) 547-2000
April 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	209341 10 6

1	NAMES OF REPORTING PERSONS Joe R. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,796,341(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,796,341(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,796,341(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 947,000 shares subject to stock options that have not been exercised by Mr. Davis but which are immediately exercisable and 90,000 shares subject to stock options that will become exercisable within 60 days of the date of the reporting event.
(2) Includes 18,124 restricted stock units that vested and were delivered to Mr. Davis on April 1, 2010.
(3) Based on 11,211,216 shares issued and outstanding on March 31, 2009.

Page 2 of 6 Pages

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Consolidated Graphics, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5858 Westheimer, Suite 200, Houston, Texas 77057.
Item 2. Identity and Background.
This Statement is being filed by and on behalf of Joe R. Davis, whose business address is 5858 Westheimer, Suite 200, Houston, Texas 77057. Mr. Davis is the Chairman of the Board, Chief Executive Officer and a director of the Issuer, whose address is 5858 Westheimer, Suite 200, Houston, Texas 77057.
During the last five years, Mr. Davis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Davis is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
Mr. Davis has previously reported beneficial holdings of 1,931,217 shares of Common Stock on Schedule 13G, as amended, however, options to acquire 250,000 shares of Common Stock, which were immediately exercisable and included in such beneficial holdings, expired, unexercised in 2009. The previously reported beneficial holdings of 1,931,217 shares also included 245,200 shares of Common Stock that were acquired in open market transactions in March 2009 for $2,861,573, using the proceeds of margin loans under credit facilities maintained by Mr. Davis in the ordinary course of business with JPMorgan Chase Bank, N.A. on customary terms and conditions.
On April 1, 2010, Mr. Davis acquired 18,124 shares of Common Stock in connection with the vesting of various restricted stock unit (“RSU”) awards previously granted to Mr. Davis by the Issuer. Other than rendering services to the Issuer, Mr. Davis did not pay any consideration for these shares. Except as set forth in this paragraph, no other shares of Common Stock were acquired by Mr. Davis during the past sixty (60) day period.
The 1,796,341 shares of Common Stock reported pursuant to this Schedule 13D includes 90,000 shares subject to stock options that will become exercisable within 60 days of the date of the reporting event. The stock options were originally granted to Mr. Davis on May 22, 2008, and allow Mr. Davis to purchase 450,000 shares of Common Stock, with an exercise price of $56.82 per share. The stock options vest in 20% increments on each anniversary date of the grant.
The stock options and RSU awards referenced above were issued pursuant to the Issuer’s Long-Term Incentive Plan, as amended and restated, and have been previously reported in filings with the Securities and Exchange Commission.
Item 4. Purpose of Transaction.
Mr. Davis is the founder of the Issuer and is its current Chairman of the Board and Chief Executive Officer. Due to his position with the Issuer, Mr. Davis may be deemed to possess the direct or indirect power to direct or cause the direction of the management and policies of the Issuer.

Page 3 of 6 Pages

Except as set forth in this Item 4, Mr. Davis does not have any present plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although he reserves the right to formulate such plans or proposals in the future. As an officer and director of the Issuer, Mr. Davis may from time to time receive equity awards from the Issuer. In addition, depending on market conditions and other matters he deems material, Mr. Davis may take such actions with respect to his investment in the Issuer as he deems appropriate so long as it meets his personal investment criteria, including, without limitation, acquiring, selling or pledging of shares of Common Stock and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) Mr. Davis is the direct beneficial owner of 1,796,341 shares of Common Stock. The shares beneficially owned by Mr. Davis include (i) 759,341 shares of Common Stock beneficially owned by Mr. Davis, and (ii) 1,037,000 shares of Common Stock issuable to Mr. Davis upon exercise of stock options that are immediately exercisable or that will become exercisable within 60 days of the date hereof. These shares of Common Stock constitute approximately 14.6% of the shares of Common Stock based on (i) the 11,211,216 shares of Common Stock issued and outstanding as of March 31, 2010, and (ii) the 1,037,000 shares of Common Stock issuable to Mr. Davis upon exercise of stock options that are immediately exercisable or that will become exercisable within 60 days of the date hereof.
(b) Mr. Davis has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock described in this Statement.
(c) No transactions in the class of securities reported have been effected during the past sixty (60) days by Mr. Davis other than the 18,124 shares of Common Stock acquired on April 1, 2010 in connection with the vesting of various RSUs previously granted to Mr. Davis by the Issuer.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by Mr. Davis.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Mr. Davis and the Issuer have previously entered into an amended and restated employment agreement (the “Employment Agreement”) which governs, among other things, the accelerated vesting of (i) all unvested equity awards (as defined in the Employment Agreement) held by Mr. Davis in the event of (a) his death, disability or resignation for good reason (as defined in the Employment Agreement) or termination by the Issuer without cause (as defined in the Employment Agreement), and (b) a change in control that satisfies certain requirements of Section 409A(a)(2)(A)(v) of the Internal Revenue Code; and (ii) all stock options granted to Mr. Davis upon the occurrence of certain trigger dates, which generally means the third business day immediately preceding (a) the expiration date of a tender or exchange offer by any person (with certain exceptions) pursuant to which such person would be the beneficial owner of 10% or more of the Issuer’s Common Stock or (b) the record date for determining shareholders entitled to notice of and to vote at an annual or special meeting of shareholders at which at least two persons are standing or have been nominated for election as directors of the Issuer that were not approved by a vote of at least two-thirds of the members of the Issuer’s Board of Directors then in office, with certain exceptions.

Page 4 of 6 Pages

References to, and descriptions of, the Employment Agreement and the transactions contemplated thereby as set forth herein are qualified in their entirety by reference to the copy of the Employment Agreement included as Exhibit 1 to this Statement, and is incorporated herein in its entirety where such references and descriptions appear.
Mr. Davis has entered into certain loan agreements with JPMorgan Chase Bank, N.A. relating to the margin loans referred to in Item 3 above, which are on customary terms and conditions.
Except as otherwise described in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Davis and any person with respect to any shares of Common Stock of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
The following document is filed as an Exhibit to this Statement:
Exhibit 1.
Amended and Restated Employment Agreement, dated December 29, 2008 by and between the Issuer and Mr. Davis (incorporated by reference from Exhibit 10.1 of the Issuer’s Current Report on Form 8-K dated December 29, 2008).

Page 5 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 14, 2010

/s/ Joe R. Davis
Joe R. Davis

Page 6 of 6 Pages